AVANTI SECURITIES CORPORATION

Schedule III – Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

The Company carries no margin accounts and has no customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i).

See accompanying report of Independent Registered Public Accounting firm.